SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 12

TiGenix

(Name of Subject Company)

TiGenix

(Name of Person(s) Filing Statement)

Ordinary shares, no nominal value (“Shares”)

American Depositary Shares (“ADSs”), each representing 20 Shares

(Title of Class of Securities)

ISIN BE0003864817 (Shares)

CUSIP 88675R109 (ADSs)

(CUSIP Number of Class of Securities)

An Moonen

General Counsel

Romeinse straat 12, box 2

3001 Leuven, Belgium

+32 16 39 7937

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Michael J. Willisch

Davis Polk & Wardwell LLP

Paseo de la Castellana, 41

28046 Madrid, Spain

+34-91-768-9610

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 12 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the United States Securities and Exchange Commission (the “SEC”) on April 30, 2018 (together with the Exhibits and the Annex thereto and as amended or supplemented hereby and from time to time, the “Schedule 14D-9”) by TiGenix, a public limited liability company incorporated in the form of a naamloze vennootschap/société anonyme under Belgian law (the “Company” or “TiGenix”). The Schedule 14D-9 relates to a tender offer by Takeda Pharmaceutical Company Limited, a company incorporated under the laws of Japan (the “Offeror” or “Takeda”), to purchase (i) up to 100% of the issued and outstanding ordinary shares with no nominal value of the Company (collectively the “Shares” and each a “Share”) that are held by “U.S. holders” (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the United States Securities Exchange Act of 1934, as amended), that are not yet owned by the Offeror and its affiliates, and (ii) up to 100% of the outstanding American Depositary Shares of the Company, issued by Deutsche Bank Trust Company Americas acting as depositary, each representing 20 Shares (collectively the “ADSs” and each an “ADS”) from all holders, wherever located, that are not yet owned by the Offeror and its affiliates, for €1.78 per Share, and €35.60 per ADS, payable in the equivalent amount of U.S. dollars for each outstanding ADS determined in the manner described in “Section 2. Acceptance for Payment and Payment for Ordinary Shares and ADSs” of the U.S. Offer to Purchase (as defined below), in each case, in cash, without interest, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated April 30, 2018 (as amended or supplemented from time to time, the “U.S. Offer to Purchase”), and in the related Share Acceptance Letter, the ADS Letter of Transmittal and the Share Withdrawal Letter, as applicable, contained in the Tender Offer Statement on Schedule TO, dated April 30, 2018 and filed by the Offeror with the SEC on April 30, 2018, as amended or supplemented from time to time.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 2. Identity and Background of Filing Person

The disclosure in “Item 2. Identity and Background of Filing Person—(b) Tender Offer.” of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs after the last paragraph of such section:

“The Squeeze-Out Period and the related withdrawal rights for the Belgian Offer and the U.S. Offer expired as scheduled on July 26, 2018 at 4:00 p.m., CEST, and 10:00 a.m., EDT, respectively. Upon expiration of the Squeeze-Out Period, a total of 9,532,694 Shares (including 59,800 Shares represented by ADSs) and a total of 22,500 Warrants of the Company had been tendered into the Squeeze-Out and not withdrawn. Payment for these Securities is expected to commence on August 1, 2018.

As previously disclosed, Shares (including Shares represented by ADSs) and Warrants not tendered during the Squeeze-Out Period are deemed transferred to the Offeror by operation of Belgian law for the Offer Price as of the end of the Squeeze-Out Period. The funds necessary to pay for such untendered Shares and Warrants will be deposited with the Belgian Bank for Official Deposits (Deposito- en Consignatiekas/Caisse des Dépôts et Consignations) in favor of the former holders of Shares and Warrants who did not previously tender their Securities into the Squeeze-Out. These holders retain the right to receive €1.78 per Share and a price per Warrant depending on the strike price and maturity date of each such Warrant. In order to receive these amounts, they must contact the Belgian Bank for Official Deposits, where the funds will remain available for a period of 30 years. Holders of ADSs who did not previously tender into the U.S. Offer prior to the end of the Squeeze-Out Period will receive the Offer Price, without interest, payable in U.S. dollars upon the terms and subject to the conditions set forth in the Schedule TO.

On July 26, 2018, the ADSs were delisted from the Nasdaq Global Select Market and on July 27, 2018 the Shares were automatically delisted from Euronext Brussels.”

Item 9. Exhibits

The following exhibit is hereby added to the list of exhibits, immediately following Exhibit No. (a)(1)(AK) “Q&A in respect of Offeror’s intention to acquire the Company, dated July 13, 2018 (incorporated by reference to the current report under cover of the Form 6-K filed by the Company on July 13, 2018).”:

Exhibit No.	Description

(a)(1)(AL)	Press Release issued by the Offeror and the Company on July 31, 2018, announcing the completion of the acquisition of the Company by the Offeror following the expiration of the Squeeze-Out Period (incorporated by reference to the current report under cover of the Form 6-K filed by the Company on July 31, 2018).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

TIGENIX

By:	/s/ Claudia D’Augusta
	Name:	Claudia D’Augusta
	Title:	General Manager

Dated:    July 31, 2018